

December 31, 2012

Via Email
William J. Janetschek
Chief Financial Officer
KKR & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

> **Re:** **KKR & Co. L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 2, 2012**
> **File No. 001-34820**

Dear Mr. Janetschek:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1.   Throughout your filing you use the defined term "Transactions." Please explain the meaning of the term the first time you use it.

2.   You use the term "investors" to refer to investors in KKR & Co. L.P. and to refer to investors in your funds. For example, refer to the risk factors "The 'clawback' or 'net loss sharing' provisions in our governing agreements may give rise to a contingent

obligation that may require us to return or contribute amounts to our funds and investors on page 28 and "A decline in the pace or size of the investment by our funds or an increase in the amount of transaction fees we share with our investors would result in our receiving less revenue from transaction fees." In future filings, please clarify when you are referring to investors in your funds.

Performance, page 4

3.   Please tell us why you believe disclosures of past performance dating back to 1976 are material and relevant.

Item 1A. Risk Factors, page 25

4.   We note your disclosure that "the risks described below are not the only risks [you] face." Please revise to clarify that this section discusses all material risks.

Risks Related to Our Business, page 26

We depend on our founders and other key personnel, the loss of whose services …, page 36

5.   If accurate, please specifically state that your founders and other key personnel are not subject to non-compete agreements. The discussion should clarify that the founders would not be prohibited from soliciting current fund investors.

The time and attention that our principles and other employees devote…, page 38

6.   To the extent that your principals devote a significant amount of time to managing funds that were not contributed to the KKR Group Partnerships, please estimate the percentage of their time they devote to managing these other funds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 82

7.   We note that the KKR Funds have made significant investments in European companies, primarily through the European Fund, European II Fund, European III Fund and the Annex Fund. To the extent that the KKR Funds hold material investments in companies domiciled in European countries that are currently experiencing significant economic, fiscal and/or political strains, please tell us what consideration you gave to the disclosure guidance set forth in the Division of Corporation Finance's Disclosure Topic 4: European Sovereign Debt Exposures. In this regard, we note that the disclosure guidance applies to both sovereign and non-sovereign direct and indirect exposures.

Basis of Financial Presentation – Segment Operating and Performance Measures, page 88

8.   We note that your reportable segments are presented prior to giving effect to the allocation of income (loss) between KKR and KKR Holdings and as such represent the business in total. Given the manner in which certain segment measures are calculated

(namely, fee related earnings, economic net income and segment book value) it appears that your segments are also presented without giving effect to the consolidation of the KKR Funds. In future filings, please revise your disclosure here as well as within your segment footnote to clearly state this fact.

Consolidated and Combined Results of Operations, page 91

Year ended December 31, 2011 compared to year ended December 31, 2010

Net Gains (Losses) from Investment Activities, page 92

9.   We note based on your tabular disclosure on page 93 that the decrease in net unrealized gains (losses) from changes in fair value was the most significant driver of the decrease in net gains (losses) from investment activities during 2011 compared to 2010. In future filings when significant changes in the fair values of your investments occur and have a material impact on your investment gains (losses), please revise your disclosure to discuss the key market factors that positively or negatively impacted the fair values of your investments and explain whether fair values generally increased (decreased) across your portfolio or whether it varied by fund and/or industry and if so, why.

Contractual Obligations, Commitments and Contingencies on an Unconsolidated Basis and Consolidated Basis, page 120 and 121

10.   Please include disclosure of your tax receivable agreement obligations as part of your contractual obligations table. To the extent that you are unable to estimate the payments and/or timing of the payments, please disclose these obligations as a footnote to the contractual obligations table.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 129

11.   Please add disclosure that addresses the material components of your risk management philosophy and structure, including the following information:

- Please explain what individuals, groups, or committees are responsible for risk oversight and indicate whether KKR & Co. L.P. or the Managing Partner has an overall risk tolerance policy.

- Please explain how you measure and manage risks related to your investment funds and vehicles.

- Please indicate how risk-related information is communicated among the various individuals and entities responsible for risk management, and under what circumstances such information is communicated to senior level executives, or to the Board of Directors.

- Please describe your policies in the event of risk limit breaches, including to whom such breaches are reported.

Notes to Consolidated and Combined Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 145

Basis of Accounting – General, page 145

12.   We note your disclosure on page 85 that your Private Markets segment includes ten consolidated investment funds and thirteen unconsolidated co-investment vehicles while your Public Markets segment includes eight consolidated investment vehicles and nine unconsolidated vehicles. Please revise your accounting policy disclosure in future filings to clearly describe the basis on which you account for your investments in these unconsolidated investment vehicles. Please also clarify how many of your unconsolidated vehicles are voting interest entities as opposed to VIEs and confirm that your investments in all unconsolidated VIEs are included in your tabular disclosure of your maximum exposure to loss on page 146.

Carried Interest, page 157

13.   We note your disclosure that amounts earned pursuant to carried interest are included as investment income (loss) in Net Gains (Losses) from Investment Activities in your consolidated and combined statements of operations. However, we also note your disclosure on page 127 within your Critical Accounting Policies discussion that due to the consolidation of the majority of your funds, amounts earned from carried interest are not shown in your consolidated financial statements. In future filings, please clarify this apparent inconsistency. Given that KKR Funds are consolidated, we assume that any carried interest earned and classified as investment income would be included in your allocated share of net income from consolidated KKR Funds.

Note 10 – Equity Based Payments, page 177

14.   We note that in certain cases, equity awards issued under your various programs contain transfer restrictions, which may restrict the sale, exchange or transfer of such units for a specified time period following the initial vesting date. Please tell us how these transfer restrictions were considered in estimating the fair value of such instruments at the grant date. Refer to ASC 718-10-30-10.

KKR Holdings Equity Awards – Principal Awards, page 178

15.   We note your disclosure that equity-based payment expense on unvested units is based on the fair value of a KKR & Co. L.P. common unit at the time of grant, discounted for the lack of participation rights in the expected distributions on unvested units, which ranges from 5% to 38% (7% to 52% for nine months ended September 30, 2012). It also appears that this discount is applied to both KKR Holdings principal awards and KKR Equity Incentive Plan units. Please address the following:

- Clarify for us what you mean when you say that unvested units do not have distribution participation rights and tell us whether this was a change from prior years;
- Provide a detailed explanation as to how the range of discounts was derived and why the discounts appear to be increasing each period, and revise your disclosure in future filings to include this information;
- Explain how you determined that such a discount was appropriate in determining the grant date fair value of such units and cite the authoritative guidance you relied upon in making this determination; and
- Clarify whether a similar discount is also applied when determining the fair value of KKR Holdings restricted equity units, and if not, why.

Discretionary Compensation and Discretionary Allocations, page 183

16. We note your disclosure that certain principals are entitled to receive distributions in excess of their vested equity interests and that such amounts are reflected as employee compensation and benefits expense. In the interest of transparency, please revise your future filings to clarify, consistent with your disclosure on page 86, that such distributions reflect cash bonuses that are paid to certain of your most senior employees by KKR Holdings with distributions that it receives on its KKR Group Partnership units. Please also explain what you mean when you say that these compensation charges have been recorded based on the unvested portion of quarterly earnings distributions received by KKR Holdings.

Note 13 – Commitments and Contingencies, page 195

Contingent Repayment Guarantees, page 196

17. Please revise your disclosure in future filings to clarify where your clawback obligation is reflected in your statement of financial condition and the related impact of such obligation on your statement of operations. Please also clarify how and where amounts due from noncontrolling interest holders related to the clawback provision are recorded.

Item 11. Executive Compensation, page 212

KKR Holdings, page 212

18. Please clarify whether the "certain initial vesting requirements" applicable to KKR Holdings units are limited to the three-year service-based vesting requirement discussed on page 214. In this regard, we refer to your disclosure on page 219 that "…certain of these units…are subject to performance-based vesting conditions, which include profitability and other criteria." If not, please disclose the additional vesting criteria.

19. We refer to your disclosure that "…distributions with respect to unvested KKR Holdings units will generally be paid to [y]our named executive officers…as annual bonus

compensation from time to time." Please tell us how these distribution amounts, if any, have been reflected in the summary compensation table.

Year-End Bonus Compensation, page 213

20.   While we note that you disclose the subjective nature of the bonus payments awarded to Messrs. Fisher, Janetschek and Sorkin, we also note you emphasize elements of individual and corporate performance as factors considered when determining the size of the bonus payments. Please expand your disclosure to specify the contributions and accomplishments achieved by Messrs. Fisher, Janetschek and Sorkin and to explain how your financial performance during the reportable year impacted year-end bonus compensation. In your response, please provide this disclosure as it would have appeared in your 2011 Form 10-K or provide proposed disclosure for your 2012 10-K.

Carried Interest, page 214

21.   Please explain how carry pool allocations to your named executive officers are determined (e.g., by disclosing what factors your co-chief executive officers consider) and disclose the reasons underlying material differences in the amounts allocated among your named executive officers. It may be helpful to explain the meaning and application of the phrases "first on a dollar basis and then allocated on an investment by investment basis" and "varies by size of investment and in the aggregate." Please also clarify whether the vesting conditions applicable to the carry pool are service-based only, or impose additional requirements.

2011 Summary Compensation Table, page 217

22.   Please add footnote disclosure to clarify that the amounts reported in the "Stock Awards" column for 2011 represent 2010 bonus compensation. Please also provide similar footnote disclosure to your Grants of Plan-Based Awards table on page 218.

23.   We note that you have disclosed in the "All Other Compensation" column the cash distributions made to your named executive officers during 2011 pursuant to your carried interest compensation program. Please add disclosure explaining why you believe that this is the most relevant presentation, as compared to disclosing the amount of the accrued compensation expense. Please ensure that your disclosure clarifies for investors the advantages and shortcomings of each method of disclosure. For example, we understand that the accrual methodology is consistent with the financial statement disclosure of compensation expense and may better reflect the performance of the funds from which dedicated carried interest compensation is derived, which may be relevant if carried interest compensation, or the operation of a clawback provision to reduce carried interest compensation, is based on fund performance.

24.   Please clarify whether the cash amounts shown in the "All Other Compensation" column also include amounts escrowed to help fund potential future "clawback" obligations. If they do not, please explain the basis for excluding these amounts. If so, please tell us

whether you have considered separately disclosing the amount of the cash distribution that is escrowed in a footnote.

Terms of KKR Holdings Units, page 219

25.   We refer to your disclosure in the fourth paragraph under this section. Please revise to clarify whether this discussion relates to the restricted equity awards issued pursuant to your Equity Incentive Plan.

26.   Please disclose the performance-based vesting conditions that you describe in this section. Please also disclose the individuals who ultimately are responsible for determining whether the performance-based vesting conditions have occurred; i.e., by disclosing who the "managing members" and "general partner of KKR Holdings" are.

Item 12. Security Ownership of Certain Beneficial Owners and Management…, page 226

27.   Please disclose the natural person or persons who exercise, directly or indirectly, sole or shared voting and/or dispositive powers with respect to your shares held in the name of Waddell & Reed Financial, Inc.

Item 13. Certain Relationships and Related Transactions…, page 230

Facilities, page 237

28.   Please expand to disclose the names of your senior principals that are partners in the real estate partnership referenced in this section, as required by Regulation S-K Item 404(a).

Exhibit Index, page 244

29.   In future filings, please revise your exhibit index to correct the following:

*   Exhibits 2.1 and 2.2 should refer to your registration statement that was amended on April 16, 2010; and

*   Exhibits 10.3 and 10.5 should refer to exhibits 10.2 and 10.3, respectively, to your Form 8-K filed on July 20, 2010.

Exhibit 10.4

30.   We note that you have incorporated the form of your 2010 Equity Incentive Plan by reference to Exhibit 10.4 of your Form S-1 filed on March 12, 2010. However, we note that you have not filed the exhibits to Exhibit 10.4 of your Form S-1, which included the form of the Equity Incentive Plan. Please re-file Exhibit 10.4 in its entirety as soon as practicable and revise your exhibit index accordingly.

William J. Janetschek
KKR & Co. L.P.
December 31, 2012
Page 8
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Notes to Consolidated and Combined Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 10

Fair Value Measurements, page 14

31.   We note your disclosure that when determining the fair value of your Level III Private
        Equity investments you perform both a market comparable and a discounted cash flow
        analysis for each investment and the ultimate fair value recorded for each investment will
        generally fall within the range suggested by the two methodologies based on the
        weighting ascribed to each methodology and the application of an illiquidity discount,
        where appropriate. We further note based on your tabular disclosure of significant Level
        III inputs on page 25 that on average you apply nearly equal weighting to these valuation
        methodologies but that the weightings ascribed to each methodology can range from 0%
        to 100%. Please revise your disclosure in future filings to discuss the factors you
        consider when determining the appropriate weighting to be ascribed to each valuation
        methodology and how this weighting can differ from investment to investment.
        Specifically explain why in certain situations the fair value determination would be
        heavily weighted towards one valuation methodology over another.

32.   As a related matter, we note based on your tabular disclosure of significant Level III
        inputs on page 25 that illiquidity discounts applied to Private Equity investments range
        from 0% to 20% and that all such investments are assigned a minimum illiquidity
        discount of 5% with the exception of investments in your natural resources strategy.
        Please revise your disclosure in future filings to more clearly explain how such illiquidity
        discounts are determined, including the specific liquidity methods used to determine such
        discounts.

Note 5 – Fair Value Measurements, page 21

33.   We note that your Private Equity investments consist primarily of investments in
        portfolio companies of KKR Funds as well as investments in infrastructure, natural
        resources and real estate. Please revise your future filings to disclose the fair values of
        your Private Equity investments within each level in the fair value hierarchy at a more
        granular level of detail (e.g., by industry). Please also apply the same level of detail to
        your tabular disclosure of significant Level III inputs on page 25 such that the valuation
        input ranges and weighted averages are also provided by industry.

34.   We refer to your tabular disclosure of significant Level III inputs on page 25. To
        supplement your disclosure of the weighted averages of the significant unobservable
        inputs, please consider revising your future filings to provide more qualitative
        information regarding the ranges of inputs, including the distribution in the ranges where
        appropriate.

15. Subsequent Events, page 53

35.   Please file the Prisma Capital Partners LP acquisition agreement, or tell us why you believe it is not required to be filed. Please also clarify whether the purchase price payments that you may be required to make in the future could represent material amounts; if so, please quantify to the extent practicable and add related risk factor disclosure related to the earn out provisions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Angela Connell at (202) 551-3426 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes
                                        Suzanne Hayes
                                        Assistant Director